CONSENT OF YONGMING (ALEX) ZHANG

I hereby consent to the use of my name and information included or incorporated by reference in the registration statement on Form 40-F of New Pacific Metals Corp. being filed with the United States Securities and Exchange Commission.

Dated: May 4, 2021

/s/ Alex Zhang
Yongming (Alex) Zhang, P. Geo.